May 18, 2015

VIA EDGAR & OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jennifer Monick, Staff Accountant

Re:	Strategic Hotels & Resorts, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2014

Filed February 24, 2015

File No. 001-32223

Dear Ms. Monick:

In connection with the Staff’s comment letter dated May 14, 2015 regarding Strategic Hotels & Resorts, Inc.’s (the “Company”) annual report on Form 10-K for the fiscal year ended December 31, 2014 (the “10-K”) filed with the Securities and Exchange Commission (the “Commission”) on February 24, 2015, I hereby submit the Company’s response. The Staff’s comments are reproduced in their entirety below, and the responses thereto are set forth in bold after each comment.

Form 10-K for the Fiscal Year Ended December 31, 2014 filed February 24, 2015

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

FFO, FFO-Fully Diluted, and Comparable FFO, page 53

1.	We note that you reconcile Funds from Operations (FFO) from Net income (loss) attributable to SHR common shareholders. Based upon your reconciliation, it appears that FFO represents FFO attributable to common shareholders. Please revise your presentation in future filings to clearly label FFO as FFO attributable to common shareholders. Also make similar revisions to your future earnings releases filed on Form 8-K, as appropriate.

Response:

We advise the Staff that we will revise our presentation in future filings, including future earnings releases filed on Form 8-K, to clearly label FFO as ‘FFO attributable to SHR common shareholders’ or as ‘FFO attributable to common shareholders,’ as appropriate.

2.	Please tell us the nature of the line item ‘Adjustment from consolidated affiliates’ in your FFO reconciliation. Additionally, please tell us how this adjustment is consistent with NAREIT defined FFO.

Response:

We advise the Staff that the line item ‘Adjustment from consolidated affiliates’ in our FFO reconciliation represents the portion of depreciation and amortization and gains or losses on the sale of assets that is attributable to the noncontrolling interests in affiliates that are consolidated but not wholly owned by us. The line items labeled ‘Depreciation and amortization’ and ‘(Gain) loss on sale of assets’ in the FFO reconciliation include amounts attributable to both us and the noncontrolling interests in our consolidated affiliates. We make this adjustment to reflect only our portion of depreciation and amortization and gains or losses on the sale of assets related to our consolidated affiliates. Our FFO represents FFO attributable to common shareholders; therefore, we believe that reflecting only our portion of these items is appropriate and is consistent with the NAREIT definition of FFO.

We further advise the Staff that the ‘Noncontrolling interests adjustments’ line item in the FFO reconciliation represents the portion of depreciation and amortization attributable to the redeemable noncontrolling interests in our operating partnership.

We will revise our presentation in future filings, including future earnings releases filed on Form 8-K, to clearly distinguish adjustments related to redeemable noncontrolling interests in our operating partnership from adjustments related to noncontrolling interests in our consolidated affiliates.

Item 8. Financial Statements and Supplemental Data

2. Summary of Significant Accounting Policies

Intangible Assets, page 67

3.	We note that you have recorded an intangible asset not subject to amortization in connection with the acquisition of the Hotel del Coronado. Please tell us more about the trade name and the factors you considered in determining that is has an indefinite life. In this regard, please tell us how you determined there are no legal, regulatory, contractual, competitive, economic, or other factors that limit the useful life of the trade name. See ASC 350-30-35-1 through -5.

Response:

We advise the Staff that the intangible asset not subject to amortization is the trade name, Hotel del Coronado. The hotel is an iconic beachfront resort located in Coronado, California that has garnered a strong reputation since it opened in 1888 under the Hotel del Coronado name. This trade name clearly adds value to the property. As noted in ASC 350-30-35-4, if no legal, regulatory, contractual, competitive, economic, or other factors limit the useful life of an intangible asset to the reporting entity, the useful life of the asset shall be considered to be indefinite. ASC 350-30-35-4 further states that the useful life of an intangible asset is indefinite if that life extends beyond the foreseeable horizon – that is, there is no foreseeable limit on the period of time over which it is expected to contribute to the cash flows of the reporting entity. We advise the Staff that we have not identified, after performing due diligence procedures customary with the acquisition of new properties, any legal, regulatory or contractual limitations related to the trade name, Hotel del Coronado. There are few comparable hotels with a similar history and unique reputation as the Hotel del Coronado, which limits any significant competitive factors. The Hotel del Coronado has endured many economic cycles throughout its history, which we believe is a strong indicator that there are no foreseeable economic factors that would limit the useful life of the name. The Hotel del Coronado name has been in existence for over 100 years and will continue to be used at the resort for the foreseeable future. Based on these factors, we have concluded that there is no foreseeable limit on the period of time over which the trade name is expected to contribute to our cash flows and have concluded that it has an indefinite life.

*    *    *

At the request of the Staff, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact me at (312) 658-5740.

Sincerely,

/s/ Diane M. Morefield

Diane M. Morefield
Executive Vice President, Chief Financial Officer
Strategic Hotels & Resorts, Inc.